UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant’s name into English)

LOM Building, 27 Reid Street, Hamilton, HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated May 18, 2020, announcing the Company's dividend and earnings report for the first quarter 2020.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-228603), filed with the U.S. Securities and Exchange Commission with an effective date of February 20, 2019.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: May 29, 2020	By:	/S/ HERBJØRN HANSSON
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1

Nordic American Tankers Limited (NYSE: NAT) – Report for the first quarter 2020 – First quarter net operating earnings beat the full year 2019.
May 18, 2020
It is normal in the tanker business to meet with disruptions and unexpected events. We capitalize on such disruptions, which we expect will take place in the future too. Prospects for 2020/2021 are promising.
Highlights:
1	Our net profit for 1Q2020 improved from last quarter (4Q2019) and came in at $39.5 million against a net profit of $12.7 million for 4Q2019 and a net profit of $5.6 million in 1Q2019.
2
EBITDA for the first quarter 2020 (non-GAAP measure) in NAT was $64.9 million. This is a 72% increase from the previous quarter (4Q2019) which generated an EBITDA of $37.7 million. EBITDA is an expression of the cash generated from our operations.

3
Returning profits to our shareholders through cash dividends is a priority for NAT. On March 24, 2020, we announced our 91st consecutive quarterly dividend. The dividend for the first quarter of 2020 is 14 cents ($0.14) per share, payable on June 5, 2020, to shareholders of record May 26, 2020. This is double the dividend paid in the previous quarter (4Q2019).

4
The average Time Charter Equivalent (TCE) achieved for the first quarter of 2020 across our fleet was $44,100 per day per ship, up almost 40% from $31,700 per day per ship in the previous quarter (4Q2019). So far in the second quarter of 2020, about 75% of the trading days of our fleet have been booked at an average TCE of about $50,000 per day per ship. This is an encouraging signal for dividend payments for 2Q2020. Our operating costs are about $8,000 per day per ship.

5
Muted supply of ships creates a base for a solid future of the tanker industry.  The world economies are gradually reopening, and especially Asian economies are showing encouraging improvements. This bodes well for the tanker markets in the second half of 2020 and the full year 2021. At the end of 1Q2020 NAT is in the best position ever.

6
The quality of the NAT fleet is first rate, reflected in the vetting record of our ships. Vetting is the assessment of oil companies to establish the technical and operational quality of our fleet. NAT has 23 suezmax vessels.

7	Detailed financial information for 1Q2020 and for other periods is included later in this report.

Our Fleet
Our fleet consists of 23 well maintained Suezmax tankers with a cargo lifting capacity of 1 million barrels of crude oil each. We have a pure focus on the Suezmax market. We believe Suezmax vessels are more versatile and the one-million-barrel market offers more options in trading than the Very Large Crude Carriers (VLCC) with their two-million-barrel lifting capacity.
The average age of our fleet is about 11.7 years; 10 units were built from 2010 onwards and 13 units were built between 2000 and 2009. We take extra care to maintain our vessels to the highest standards for the safety of crew, cargo and the environment. The outcome of the inspections of our ships by oil companies (“vetting”) reflects the good quality and maintenance of our fleet.
NAT has one of the largest fleets of Suezmax tankers in the world. In a capital intensive industry like ours, careful maintenance of our existing fleet and the timing & financing of expansion are key elements to achieve a sound cost structure.
All our vessels are running on IMO compliant fuel.
Results for the first quarter of 2020 ending March 31, 2020
For the 1st quarter of 2020, the net result was positive with $39.5 million or $0.27 per share. This is a substantial increase from the 4th quarter of 2019 that saw a net profit of $12.7 million or $0.09 per share. The first quarter of 2019 saw a net profit of $5.6 million or $0.04 per share.
EBITDA (non-GAAP) came in at $64.9 million for the three months ending March 31, 2020, up 72% from the previous quarter (4Q 2019), which generated an EBITDA of $37.7 million.
For detailed information about our statement of operations (P&L), balance sheet, cash flow and reconciliation of certain Non-GAAP financial measures, we refer to the tables on page 4 and 5 of this press release.
Financing
Our fleet is financed through two financing arrangements;
The $306 million 5-year senior secured credit facility entered into on February 12, 2019 with CLMG Corp., funded by Beal Bank of Dallas, Texas. After fixed amortization and additional down-payment the long-term portion of this facility is at March 31, 2020 $245.7 million.
The $129.5 million Ocean Yield Vessel Financing was entered into in December 2017. It was drawn upon on deliveries of our three newbuildings during 2018. The remaining long-term portion under this financing is now $108.6 million.
Current portion of long term debt includes $28.7 million related to the $306 million 5-year senior secured credit facility and $7.5 million is related to the $129.5 million Vessel Financing.
Dividend
Returning profits to our shareholders in the form of cash dividends is and will always be a priority.
For the first quarter of 2020 a cash dividend of 14 cents ($0.14) per share was declared on March 24, 2020. This is an increase from the previous quarter when we paid out 7 cents ($0.07) per share.
Payment of the dividend will be on June 5, 2020, to shareholders of record on May 26, 2020.
In an improved tanker market, higher dividends can be expected.

World Economy and the Tanker Market
What is good for the world economy and world trade is by nature positive for the crude oil tanker business. A low oil price is good for the world economy and works as a stimulus for recovery after that last few months of virus lock-downs. We see encouraging signals of rapidly recovering Asian economies that bodes well for world economy and the tanker markets going forward.
The ordering activity for new ships is muted and the orderbook in percent of the existing tanker fleet has not been lower in decades. This is one of the main reasons for the good tanker market we now are seeing and for our long term optimism. The world’s Suezmax fleet (excl. shuttle, product & Jones Act tankers) counted 521 vessels at the end of 2019. During the first quarter of 2020, 3 conventional Suezmax vessels were delivered from the shipyards.  For the remainder of 2020 we expect to see a total of 16 additions to the world Suezmax fleet (excl. shuttle, product & Jones Act). We currently see 21 conventional Suezmax tankers scheduled for delivery in 2021 and 9 in 2022.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates may be expected to be volatile.
Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy Going Forward
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships with major oil companies. Employment of our ships with major oil companies is a priority.
A strong balance sheet, combined with a homogenous fleet and economies of scale is giving a low cash break-even level, enabling NAT to distribute free cashflow to our shareholders.
This strategy will be positive in a strong tanker market. In an improved market, higher dividends can be expected.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 23 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers.
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.

* * * * *

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED)	Three Months Ended			Twelve Months Ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019	Dec. 31, 2019
Amounts in USD '000

Net Voyage Revenue	86,179	58,821	53,629	175,450

Vessel Operating Expenses	(16,981)	(17,933)	(15,969)	(66,033)
General and Administrative Expenses	(4,483)	(2,980)	(3,568)	(13,481)
Depreciation Expenses	(17,084)	(16,452)	(15,785)	(63,965)
Operating Expenses	(38,548)	(37,365)	(35,322)	(143,479)
Net Operating Earnings	47,631	21,456	18,307	31,971

Interest Income	92	78	83	298
Interest Expense	(8,404)	(8,641)	(10,862)	(38,390)
Other Financial Income (Expenses)	230	(163)	(1,885)	(4,231)
Total Other Expenses	(8,082)	(8,726)	(12,664)	(42,323)
Net Gain (Loss)	39,549	12,730	5,643	(10,352)
Basic Earnings (Loss) per Share	0.27	0.09	0.04	(0.07)
Basic Weighted Average Number of Common Shares Outstanding	147,230,634	143,980,740	141,969,666	142,571,361
Common Shares Outstanding	147,230,634	147,230,634	141,969,666	147,230,634

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED)	Mar. 31, 2020		Dec. 31, 2019
Amounts in USD '000

Cash and Cash Equivalents	64,352		48,847
Restricted Cash	13,653	*	12,791	*
Accounts Receivable, Net	32,325		24,583
Prepaid Expenses	8,427		3,383
Inventory	19,123		22,475
Voyages in Progress	4,530		13,124
Other Current Assets	6,747		4,169
Total current assets	149,157		129,372
Vessels, Net	887,225		899,997
Other Non-Current Assets	1,464		1,534
Total Non-Current Assets	888,689		901,531
Total Assets	1,037,846		1,030,903

Accounts Payable	4,391		8,405
Accrued Voyage Expenses	8,670		11,524
Other Current Liabilities	29,469	**	15,562
Current Portion of Long Term Debt	36,202		23,537
Total Current liabilities	78,732		59,028
Long-Term Debt	354,526		375,517
Other Non-Current Liabilities	875		934
Total Non-current Liabilities	355,402		376,451
Shareholders' Equity	603,712		595,424
Total Liabilities and Shareholders' Equity	1,037,846		1,030,903

* Restricted cash is related to deposits made for future Drydockings of our vessels.
** Other Current Liabilities includes $ 20.6 million related to dividend decleared on March 24, 2020.

NORDIC AMERICAN TANKERS LIMITED

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Twelve Months Ended
Amounts in USD '000	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019	Dec. 31, 2019
Voyage Revenue	132,145	95,392	88,283	317,220
Voyage Expense	(45,966)	(36,571)	(34,654)	(141,770)
Net Voyage Revenue (1)	86,179	58,821	53,629	175,450
	Three Months Ended			Twelve Months Ended
	Mar. 31, 2020	Dec. 31, 2019	Mar. 31, 2019	Dec. 31, 2019
Net Gain (Loss)	39,549	12,730	5,643	(10,352)
Interest Expense	8,404	8,641	10,862	38,390
Interest Income	(92)	(78)	(83)	(298)
Depreciation Expense	17,084	16,452	15,785	63,965
EBITDA (2)	64,945	37,745	32,207	91,705

(1)
Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

(2)
EBITDA is included because certain investors use this data to measure a shipping company's financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

NORDIC AMERICAN TANKERS LIMITED

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW(UNAUDITED)	Three Months ended	Twelve Months Ended
	Mar. 31, 2020	Dec. 31, 2019
Amounts in USD '000

Net Cash Provided by Operating Activities	35,868	52,858

Investment in Vessels	(667)	(2,531)
Proceeds from Sale of Investment Securities	270	212
Net Cash Used in Investing Activities	(397)	(2,319)

Proceeds from Issuance of Common Stock	0	17,922
Proceeds from Borrowing Activities	0	300,000
Repayments on Credit Facility	0	(313,400)
Repayments of Vessel Financing	(1,865)	(7,273)
Repayments of Senior Secured Credit Facility	(7,271)	(14,324)
Transaction Costs Senior Secured Credit Facility	0	(6,921)
Dividends Distributed	(10,304)	(14,255)
Net Cash Used in Financing Activities	(19,440)	(38,251)

Net Increase in Cash, Cash Equivalents and Restricted Cash	16,032	12,288
Effect of exchange rate changes on Cash	335	23
Cash, Cash Equivalents and Restricted Cash at Beginning of Period	61,638	49,327
Cash, Cash Equivalents and Restricted Cash at End of Period	78,005	61,638
Cash and Cash Equivalents	64,352	48,847
Restricted Cash	13,653 *	12,791

* Restricted cash is related to deposits made for future Drydockings of our vessels, in accordance with the new borrowing facility.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.

NAT is a Bermuda based Company.

Contacts:

Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223

Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91

Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91

Web-site:   www.nat.bm